FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2024

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Announces With Sadness the Passing of Board Member Olivier Bohuon

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 9, 2024	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Statement
Takeda Announces With Sadness the Passing of Board Member Olivier Bohuon
OSAKA, Japan and CAMBRIDGE, Massachusetts, May 9, 2024 – Takeda (TSE:4502/NYSE:TAK) today announced with great sadness that Mr. Olivier Bohuon, an external director on Takeda’s Board of Directors, passed away on May 5, 2024. Mr. Bohuon served as a member of the Board since January 2019 and was a member of the Compensation Committee.

Christophe Weber, Representative Director, President & Chief Executive Officer, Commented:

“It is with great sadness that I share the passing of our longstanding Board Member, Olivier Bohuon. Olivier joined Shire's Board of Directors in 2015 and came to Takeda's Board through the acquisition. He was a respected and caring leader during his tenure working with many members of our executive team, and he will be greatly missed by all who were fortunate enough to know him. We extend our deepest condolences to Olivier’s family and friends.”

On March 27, 2024, Takeda announced to propose eleven (11) candidates, including Mr. Bohuon, for directors who are not Audit and Supervisory Committee members at the 148th Ordinary General Meeting of Shareholders scheduled for June 26, 2024*. Takeda’s Board of Directors today decided to propose ten (10) candidates for directors who are not Audit and Supervisory Committee Members, excluding Mr. Bohuon, without appointing any other candidates. There are no changes regarding the four (4) candidates for directors who are Audit and Supervisory Committee Members.

* Please refer to “Takeda Announces Candidates for Board of Directors at Upcoming Shareholders Meeting”, dated on March 27, 2024.

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com.

Contacts

Media Relations Brendan Jennings brendan.jennings@takeda.com +81 (0) 80-2705-8259

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this press release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
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